UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 0-32421

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ X ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:         n/a

PART I — REGISTRANT INFORMATION

  NII HOLDINGS, INC.

Full Name of Registrant

  n/a

Former Name if Applicable

  10700 Parkridge Boulevard, Suite 600

Address of Principal Executive Office (Street and Number)

  Reston, Virginia 20191

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

On October 28, 2004, we reported that we plan to restate certain previously issued financial statements contained in our annual report on Form 10-K for the year ended December 31, 2003 (including the comparative 2002 periods) and our quarterly reports on Form 10-Q for the periods ended March 31, 2004 and June 30, 2004 (including the comparative 2003 periods). The restatements will reflect corrections relating to previously disclosed bookkeeping errors that we identified in two liability accounts at our Mexican subsidiary. In addition, on November 4, 2004, we disclosed that further restatement adjustments were necessary to correct the reversal of valuation allowances on deferred tax assets that were originally recorded as a reduction to the income tax provision for the indicated periods.

The non-cash adjustments described above will reduce our net income over the period from September 30, 2002 to June 30, 2004, and we will report and disclose any adjustments in our Form 10-Q for the period ended September 30, 2004 (including the comparative 2003 period). As a result, our financial reporting staff has experienced difficulty in finalizing required disclosures in order to complete the filing of our Form 10-Q for the period ended September 30, 2004 by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-Q will be filed as soon as possible (and no later than the fifth calendar day following the prescribed due date). We could not eliminate the foregoing difficulty without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Gilker	703	390-5100

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ]     Yes     [     ]     No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]     Yes     [     ]     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the period ended September 30, 2003 are being restated in the Form 10-Q for the period ended September 30, 2004 for the reasons set forth in Part III. Due to the timing of the decision to restate certain previously issued financial statements, as disclosed above, we are still in the process of finalizing the results of operations for the periods ended September 30, 2004 and 2003.

NII HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2004	By:	/s/ Robert J. Gilker

Robert J. Gilker
Vice President and General Counsel

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).